      As filed with the Securities and Exchange Commission on May 25, 2001
                                                           Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                    FORM S-8
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                                   ----------
                              RITE AID CORPORATION
             (Exact name of registrant as specified in its charter)


           DELAWARE                                         23-1614034
 (State or other jurisdiction                            (I.R.S. Employer
of incorporation or organization)                       Identification No.)
                                 30 Hunter Lane
                          Camp Hill, Pennsylvania 17011
                                 (717) 761-2633
                    (Address of Principal Executive Offices)
                                -----------------
                        1990 Omnibus Stock Incentive Plan
                             1999 Stock Option Plan
                            2000 Omnibus Equity Plan
                             2001 Stock Option Plan

                            (Full title of the plan)

                                   ----------
                             Elliot S. Gerson, Esq.
                       Senior Executive Vice President and
                                 General Counsel
                              Rite Aid Corporation
                                 30 Hunter Lane
                          Camp Hill, Pennsylvania 17011
                                 (717) 761-2633

            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                         CALCULATION OF REGISTRATION FEE

  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                                        Proposed               Proposed
           Title of                 Amount               Maximum           Maximum Aggregate
       Securities to be              to be         Offering Price Per       Offering Price           Amount of
          Registered            Registered (1)          Share (2)                 (3)            Registration Fee
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
  Common Stock, $1.00 par           922,567               $8.260           $7,620,403.42             $1,905.10
  value (4)
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
  Common Stock, $1.00 par        20,556,000               $8.260         $169,792,560.00            $42,448.14
  value (5)
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
  Common Stock, $1.00 par           210,000              $2.4375             $511,875.00               $127.97
  value, underlying options
  granted or issued and
  outstanding (6)
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                     50,000              $2.6250             $131,250.00                $32.81
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                 16,801,462              $2.7500          $46,204,020.50            $11,551.01
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                    220,000              $3.0000             $660,000.00               $165.00
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                    540,000              $3.4375           $1,856,250.00               $464.08
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                    154,000              $3.9375             $606,375.00               $151.59
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                 20,134,500              $4.0500          $81,544,725.00            $20,386.81
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------

  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                                        Proposed               Proposed
           Title of                 Amount               Maximum           Maximum Aggregate
       Securities to be              to be         Offering Price Per       Offering Price           Amount of
          Registered            Registered (1)          Share (2)                 (3)            Registration Fee
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                    100,000              $4.0625             $406,250.00               $101.56
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                      5,000              $4.8750              $24,375.00                 $6.09
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                  5,112,301              $5.3750          $27,478,617.88             $6,869.65
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                     23,000              $5.4375             $125,062.50                $31.27
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                    108,500              $5.6250             $610,312.50               $152.58
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                     10,000              $5.6825              $56,825.00                $14.21
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                    554,000              $6.0900              $3,373,860                $843.47
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                     10,000              $6.3125              $63,125.00                $15.78
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                    367,500              $6.5000           $2,388,750.00               $597.19
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                     20,000              $6.7500             $135,000.00                $33.75
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                     20,000              $6.8125             $136,250.00                $34.06
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                    259,000              $7.0000           $1,813,000.00               $453.25
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                     11,000              $7.1250              $78,375.00                $19.59
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                    180,000              $7.5000           $1,350,000.00               $337.50
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                    142,012              $8.0000           $1,136,096.00               $284.02
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                    150,600              $8.9125           $1,342,222.50               $335.56
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                      4,700              $8.9150              $41,900.50                $10.48
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                      2,750              $8.9400              $24,585.00                 $6.15
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                  1,458,649              $9.2500          $13,492,503.25             $3,373.13
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                    150,850              $9.5625           $1,442,503.13               $360.63
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                      4,700              $9.5650              $44,955.50                $11.24
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                    150,850             $10.0625           $1,517,928.13               $379.48
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                      5,950             $10.0650              $59,886.75                $14.97
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                    150,850             $10.3125           $1,555,640.63               $388.91
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                      5,950             $10.3150              $61,374.25                $15.34
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                     10,000             $10.8750             $108,750.00                $27.19
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                    155,850             $11.3125           $1,763,053.13               $440.76
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                      8,450             $11.3150              $95,611.75                $23.90
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                      7,200             $11.5000              $82,800.00                $20.70
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                    167,000             $11.8750           $1,983,125.00               $495.78
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                    166,500             $12.3750           $2,060,437.50               $515.11
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                      1,250             $12.5000              $15,625.00                 $3.91
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                      2,500             $12.6875              $31,718.75                 $7.93
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                    100,000             $13.8750           $1,387,500.00               $346.88
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                    166,000             $14.0000           $2,324,000.00               $581.00
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                      3,000             $14.1250              $42,375.00                $10.59
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                    284,000             $14.3125           $4,064,750.00             $1,016.19
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                     15,000             $14.3150             $214,725.00                $53.68
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                     10,000             $14.5650             $145,650.00                $36.41
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                    166,000             $15.6250           $2,593,750.00               $648.44
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------

  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                                        Proposed               Proposed
           Title of                 Amount               Maximum           Maximum Aggregate
       Securities to be              to be         Offering Price Per       Offering Price           Amount of
          Registered            Registered (1)          Share (2)                 (3)            Registration Fee
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                      1,000             $15.6875              $15,687.50                 $3.92
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                    160,325             $15.8750           $2,545,159.38               $636.29
  ---------------------------- ------------------ ---------------------- ---------------------- --------------------
                                      2,050             $16.0000              $32,800.00                 $8.20
  ============================ ================== ====================== ====================== ====================
  Total                                                                                             $96,799.25(7)
  ============================ ================== ====================== ====================== ====================

-------------------------
(1) Except for the 922,567 shares referred to in footnote 4 below, this registration statement relates to shares of Common Stock, par value $1.00 per share of the Rite Aid Corporation (the "Company") consisting of the aggregate number of shares which may be sold upon the exercise of options which have been granted and/or may hereafter be granted under the Company's 1990 Omnibus Stock Incentive Plan, 1999 Stock Option Plan, 2000 Omnibus Equity Plan and 2001 Stock Option Plan (collectively, the "Plans").

(2) In accordance with Rule 457 promulgated under the Securities Act of 1933 (the "Securities Act"), the Proposed Maximum Offering Price Per Share is based upon either (i) the price at which the options may be exercised or (ii) the market value as of May 18, 2001 of the Common Stock, which was $8.260 (the average of the high and low prices of the Shares reported on the New York Stock Exchange on May 18, 2001).

(3) The Proposed Maximum Aggregate Offering Price is estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act.

(4) Represents "restricted securities" (as that term is defined in Section C of the General Instructions to Form S-8) of the Company.

(5) Represents shares available for future grants. The number of shares available under the Company's 1999 Stock Option, 2000 Omnibus Equity Plan, and 2001 Stock Option Plan at May 21, 2001 is: 1,211,318 shares, 4,748,682 shares, and 14,596,000 shares, respectively.

(6) Represents shares underlying options issued and outstanding. At May 21, 2001 the number of underlying options issued and outstanding under the Company's 1990 Omnibus Stock Incentive Plan, 1999 Stock Option Plan, 2000 Omnibus Equity Plan and 2001 Stock Option Plan is: 13,544,867 shares, 8,788,682 shares, 15,789,500 shares, and 5,404,000 shares, respectively. An additional 8,600,000 shares underlying options were issued to employees of the Company, pursuant to individual employment agreements and restricted stock and stock option award agreements.

(7) Rite Aid Corporation previously paid a filing fee of $834,000.00 with respect to our Form S-3, 333-70777, filed on January 19, 1999. We are transferring $96,799.25 to this Form S-8 registration statement.

                                EXPLANATORY NOTE

         This Registration Statement contains two parts. The first part contains a prospectus pursuant to Form S-3 (in accordance with Section C of the General Instructions to the Form S-8) which covers reoffers and resales of "restricted securities" (as that term is defined in Section C of the General Instructions to Form S-8) of Rite Aid Corporation. This Reoffer prospectus relates to 922,567 shares of common stock that have been issued to certain employees of Rite Aid Corporation. The second part of this Registration Statement contains Information Required in the Registration Statement pursuant to Part II of Form S-8. The Plan Information specified by Part I of Form S-8 is not being filed with the Securities and Exchange Commission but will be delivered to all participants in the Plans pursuant to Securities Act Rule 428(b)(1).

                               REOFFER PROSPECTUS

                 922,567 Shares of Common Stock, $1.00 par value

                              RITE AID CORPORATION

                               ------------------

         The shares of common stock of Rite Aid Corporation ("Rite Aid" or the "Company") covered by this reoffer prospectus may be offered and sold from time to time by selling stockholders identified in this prospectus for their own accounts.

         Our common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "RAD." On May 24, 2001, the closing price of our common stock was $9.05 per share. The selling stockholders may sell their shares in one or more transactions on the New York Stock Exchange or the Pacific Exchange, in privately negotiated transactions, or through a combination of these methods. These sales may be at fixed prices, at market prices prevailing at the time of sale, at prices relating to such prevailing prices or at negotiated prices. Rite Aid will receive no part of the proceeds from sales made under this reoffer prospectus.

         The Selling Stockholders may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders and/or purchasers of the shares, or both. Such compensation as to a particular broker or dealer may be in excess of customary commission. In connection with their sales, the Selling Stockholders and any participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act, as amended, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act.

                               ------------------

         This investment involves a high degree of risk. Please see "Risk Factors" on page 8.
                               ------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this reoffer prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


              The date of this reoffer prospectus is May 25, 2001.

                                TABLE OF CONTENTS

Additional Information.........................................................2
Incorporation of Certain Documents by Reference................................3
The Company....................................................................4
Risk Factors...................................................................8
Cautionary Statement Regarding Forward-Looking Statements.....................13
Use of Proceeds...............................................................14
Selling Stockholders..........................................................14
Plan of Distribution..........................................................15
Legal Matters.................................................................15
Experts.......................................................................15


                             ADDITIONAL INFORMATION

         Rite Aid has filed with the Securities and Exchange Commission (the "Commission" or "SEC") a Registration Statement on Form S-8 under the Securities Act with respect to the shares of Common Stock offered hereby. This reoffer prospectus does not contain all of the information set forth or incorporated by reference in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock offered hereby, we encourage you to read this entire document and all other documents to which we refer.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports and other information with the Commission. The Registration Statement, including exhibits, and the reports and other information filed by the Company can be inspected without charge at the public reference facilities maintained by the Commission at the Commission's principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material can be obtained from such office at fees prescribed by the Commission. The public may obtain information on the operation of the Public Reference room by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this site is http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have been filed with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in, and shall be deemed to be a part of, this Registration Statement:

         o The Company's Annual Report on Form 10-K for the fiscal year ended March 3, 2001 (the "Annual Report"), filed May 21, 2001; and

         o The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, dated July 18, 1991, filed by the Company to register such securities under the Exchange Act, including all amendments and reports filed for the purpose of updating such description.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold are incorporated by reference in this Registration Statement. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Registration Statement.

         We will provide without charge to any person to whom this prospectus is delivered, upon written or oral request of such person, a copy of each document incorporated by reference in the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into this prospectus). Requests should be directed to Investor Relations, at Rite Aid Corporation, 30 Hunter Lane, Camp Hill, Pennsylvania 17011. The Company's telephone number is (717) 761-2633 and its website is located at http://www.riteaid.com. Information on the Company's website is not incorporated by reference into this prospectus.

                                   THE COMPANY

Overview

         We are the second largest retail drugstore chain in the United States based on store count and the third largest based on sales. We operate our drugstores in 30 states across the country and in the District of Columbia. As of March 3, 2001, we operated 3,648 stores and had a first or second place market position in 34 of the 65 major U.S. metropolitan markets in which we operated. Our stores are an average of 12,663 square feet.

         Our headquarters are located at 30 Hunter Lane, Camp Hill, Pennsylvania 17011, and our telephone number is (717) 761-2633. Our common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the trading symbol "RAD".

         During all of the fiscal year ended March 3, 2001 ("fiscal 2001"), we operated in the retail drug segment and for a portion of fiscal 2001, we also operated in the pharmacy benefit management ("PBM") segment.

         Through our retail drug segment, we sell prescription drugs, sales of which represented approximately 59.5% of our total sales during fiscal 2001. Our drugstores filled over 204 million prescriptions during fiscal 2001. Our drugstores also offer non-prescription medications, health and beauty aids and personal care items, cosmetics, household items, beverages, convenience foods, greeting cards, photo processing, seasonal merchandise and numerous other everyday and convenience products which we refer to as our "front-end products."

         Until October 2, 2000, when we sold it to Advance Paradigm, Inc. (now AdvancePCS), we owned PCS Health Systems, Inc. ("PCS"), one of the nation's largest providers of pharmacy benefit management services to employers, insurance carriers and managed care companies. As a result of the sale, the PBM segment is reported as a discontinued operation for all relevant periods in the financial statements included in the Annual Report.

         From the beginning of fiscal 1997 until December 1999, we were engaged in an aggressive expansion program. During that period, we purchased 1,554 stores, relocated 866 stores, opened 445 new stores, remodeled 308 stores and acquired PCS. These activities had a significant negative impact on our operating results, severely strained our liquidity and increased our indebtedness to $6.6 billion as of February 26, 2000. In October 1999, we announced that we had identified accounting irregularities and our former chairman and chief executive officer resigned. In November 1999, our former auditors resigned and withdrew their previously issued opinions on our financial statements for the fiscal years 1998 and 1999. Thereafter, investigations were begun by the Securities and Exchange Commission and the United States Attorney for the Middle District of Pennsylvania into our affairs. In addition, the complaint in a securities class action lawsuit, which had been filed in March 1999, was amended to include allegations based upon the accounting irregularities we disclosed. In December 1999, new senior management was hired. In response to the situation we faced, we completed the following:

         o Restated our financial statements for fiscal years 1998 and 1999, engaged new auditors to audit our financial statements for fiscal years 1998, 1999 and 2000, and resumed normal financial reporting;

         o Refinanced our near term indebtedness to defer virtually all principal amortization to no earlier than August 2002;

         o Improved our front end same store sales growth from a minus 2.2% in fiscal 2000 to a positive 6.5% in fiscal 2001 by improving store conditions and launching a competitive marketing program;

         o Reduced our indebtedness by $1.4 billion from $6.6 billion on February 26, 2000 to $5.2 billion on April 28, 2001 with the proceeds from the sale of PCS and as a result of debt for equity exchanges;

         o Curtailed our expansion plans resulting in an approximately $441 million reduction in capital expenditures from fiscal 2000 to fiscal 2001;

         o Pending court approval, settled the securities class action and related lawsuits for $45 million to be funded with insurance proceeds and $155 million of common stock, cash and/or notes to be issued and paid in January 2002;

         o Began development and implementation of a comprehensive plan to address accounting systems and controls; and

         o Entered into a bank commitment letter to refinance a significant portion of our indebtedness, see "Recent Event".

         Our long term operating strategy is to focus on improving the productivity of our existing store base. We believe that improving the sales of our existing stores is important to improving our future profitability and cash flow. We also believe that the substantial investment made in our store base over the last five years has given us one of the most modern store bases in the industry. However, our store base has not yet achieved the level of sales productivity that our major competitors achieve. We intend to improve the performance of our existing stores by continuing to (1) capitalize on the substantial investment in our stores and distribution facilities; (2) enhance our customer and employee relationships; and (3) improve the product offerings in our stores. Moreover, it is estimated that pharmacy sales in the United States will increase more than 75% over the next five years. This anticipated growth is expected to be fueled by the "baby boom" generation entering their 50's, the increasing life expectancy of the American population and the introduction of several new successful drugs and inflation. We believe that this growth will help increase the sales productivity of our existing store base.

         Since the beginning of fiscal 1997, we have opened 466 new stores, relocated 945 stores, generally to larger or free-standing sites, remodeled 406 stores and closed 1,139 stores. We also acquired 1,554 stores during the same period. All of our stores are integrated into a common information system. At March 3, 2001, 49.8% of our stores had been constructed, relocated or remodeled since the beginning of fiscal 1997. Our new and relocated stores are generally larger and need to develop a critical mass of customers to achieve profitability, which generally takes two to four years. Therefore, attracting more customers is a key component of our long term operating strategy. We have also improved our distribution network to support these new stores by, among other things, opening two high capacity distribution centers.

         We have initiated various programs that are designed to improve our image with customers. These include our weekly distribution of a nationwide advertising circular to announce vendor promotions, weekly sales items and, in our expanded test market, our customer reward program, "Rite Rewards." We have also initiated programs that are specifically directed to our pharmacy business. These include reduced cash prices and an increased focus on attracting and retaining managed care customers. Through the use of technology and attention to customers' needs and preferences, we are increasing our efforts to identify inventory and product categories that will enable us to offer more personalized products and services to our customers. We continue to develop and implement employee training programs to improve customer service and educate our employees about the products we offer. We are also developing employee programs that create compensatory and other incentives for employees to provide customers with quality service, to promote our private label brands and to improve our corporate culture.

         We continue to add popular and profitable product departments, such as our General Nutrition Companies, Inc. ("GNC") stores-within-Rite Aid-stores and one-hour photo development departments. We continue to develop ideas for new product departments and have begun to implement plans to expand the categories of our front-end products. During fiscal 2001, we undertook several initiatives to increase sales of our Rite Aid brand products and generic prescription drugs. As private label and generic prescription drugs generate higher margins than branded label, we expect that increases in the sales of these products would enhance our profitability. We believe that the addition of new departments and increases in offerings of products and services are integral components of our strategy to distinguish us from other national drugstore chains.

Recent Event

         On May 16, 2001, we issued a press release announcing the details of a comprehensive $3.0 billion refinancing package that includes a commitment for a new $1.9 billion senior secured credit facility fully underwritten by Citibank NA, J.P. Morgan Chase & Co., Credit Suisse First Boston and Fleet Retail Finance, Inc. We announced that upon completion of the planned transactions scheduled to close during our second fiscal quarter, we will have significantly reduced our debt and the amount of our debt maturing prior to March 2005.

         The closing of the new credit facility is subject to the satisfaction of customary closing conditions and our issuance of approximately $1.05 billion in new debt or equity securities, of which $527 million, as of May 16, 2001, has been committed or arranged, as described herein. We plan to raise, at a minimum, the additional $523 million by issuing equity and fixed income securities and through real estate mortgage financings in transactions which are intended to close simultaneously with, and which will be conditioned upon, the closing of the new credit facility. The new credit facility will be secured by inventory, accounts receivable and certain other assets owned by our subsidiaries. The facility will be used to repay our first and second lien debt, pay expenses associated with the planned refinancing and for general working capital purposes.

         In the $527 million in new debt and equity securities that has already been committed is a $149 million private placement comprised of 22.7 million shares of common stock committed on March 22, 2001 at $5.50 per share and 3.8 million shares of common stock committed on May 2, 2001 at $6.50 per share. The closing of this equity investment will take place simultaneously with, and is contingent upon, the completion of the new credit facility.

         One of the holders has committed to exchange $152 million of our 10.5% senior secured notes due 2002 for $152 million of new 12.5% senior secured notes maturing in 2006. The new notes will be secured by a second lien on the collateral securing the new credit facility. In connection with the exchange, the holder will receive five-year warrants to purchase approximately 3.0 million shares of our common stock at $6.00 per share. The exchange will take place simultaneously with, and is contingent upon, the closing of the new credit facility.

         We also announced that included in the $527 million that has already been committed are recently completed or contracted private exchanges of common stock for $226.2 million of our bank debt and 10.5% senior secured notes due 2002, as described herein.

         Once the refinancing transactions are completed, our remaining debt due before March 2005 will be $152.0 million of our 5.25% convertible subordinated notes due 2002, $107.8 million of our 6.0% dealer remarketable securities due 2003, $259.2 million of our 10.5% senior secured notes due 2002 and amortization of the new credit facility. We expect to use internally generated funds to retire both the 5.25% notes and the dealer remarketable securities at maturity and to meet the amortization payments under the new credit facility. We also announced that funds to repay the 10.5% notes at maturity are included in the new credit facility.

         We are being advised on the refinancing by Salomon Smith Barney Inc., J.P. Morgan Chase & Co. and Credit Suisse First Boston.

         The debt and equity securities that we will offer will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

         As described in our May 16, 2001 press release, the completion of the proposed refinancing of our credit facility is subject to customary closing conditions, some of which are beyond our control, and also to our ability to successfully complete the additional financings required by the commitment letter for the refinancing. While we believe we will successfully complete the refinancing, there can be no assurance that the refinancing transactions will be consummated.

                                  RISK FACTORS

                    Risks Related to Our Financial Condition

We are highly leveraged. Our substantial indebtedness severely limits cash flow available for our operations and could adversely affect our ability to service debt or obtain additional financing if necessary.

         As of April 28, 2001, we had $4.1 billion of outstanding indebtedness for borrowed money (including current maturities but excluding letters of credit) and $1.1 billion of capital leases and a negative stockholders' equity. As of the same date, we had additional borrowing capacity under our revolving credit facility of $264.0 million. Based on the indebtedness outstanding at April 28, 2001 and the then current interest rates, our annualized cash interest expense would be approximately $433.6 million.

         Our high level of indebtedness will continue to restrict our operations. Among other things, our indebtedness will:

         o  limit our ability to obtain additional financing;

         o limit our flexibility in planning for, or reacting to, changes in the markets in which we compete;

         o place us at a competitive disadvantage relative to our competitors with less indebtedness;

         o render us more vulnerable to general adverse economic and industry conditions; and

         o require us to dedicate substantially all of our cash flow to service our debt.

A substantial portion of our indebtedness matures in August and September 2002. Our ability to refinance this indebtedness will be substantially dependent on our ability to improve our operating performance.

         If we do not consummate the refinancing transaction described under "Recent Event", approximately $2.5 billion of our indebtedness at April 28, 2001 will mature in August and September 2002. In order to satisfy these obligations, we will need to refinance them, sell assets to satisfy them or seek postponement of their maturity dates from our existing lenders. Our ability successfully to accomplish any of these transactions will be substantially dependent on the successful execution of our long term strategic plan and the resulting improvements in our operating performance.

The interest rate on certain of our outstanding indebtedness is based upon floating interest rates. If interest rates increase, our interest payment obligations will increase.

         Approximately $853.7 million of our outstanding indebtedness as of April 28, 2001 bears an interest rate that varies depending upon LIBOR. If we borrow additional amounts under our senior secured facility, the interest rate on those borrowings will vary depending upon LIBOR. If LIBOR rises, the interest rates on this outstanding debt will also increase. Therefore an increase in LIBOR would increase our interest payment obligations under these outstanding loans and have a negative effect on our cash flow and financial condition. We anticipate that any replacement financing we obtain will also have the interest rate on a floating rate.

The covenants in our outstanding indebtedness impose restrictions that may limit our operating and financial flexibility.

         The covenants in the instruments governing our outstanding indebtedness restrict our ability to incur liens and debt, pay dividends, make redemptions and repurchases of capital stock, make loans, investments and capital expenditures, prepay, redeem or repurchase debt, engage in mergers, consolidations, asset dispositions, sale-leaseback transactions and affiliate transactions, change our business, amend certain debt and other material agreements, issue and sell capital stock of subsidiaries, make distributions from subsidiaries and grant negative pledges to other creditors. We anticipate that any replacement financing we obtain, including those proposed by our May 15, 2001 bank commitment letter, will impose similar restrictions.

         Moreover, if we are unable to meet the terms of the financial covenants or if we breach any of these covenants, a default could result under one or more of these agreements. A default, if not waived by our lenders, could result in the acceleration of our outstanding indebtedness and cause our debt to become immediately due and payable. If acceleration occurs, we would not be able to repay our debt and it is unlikely that we would be able to borrow sufficient additional funds to refinance such debt. Even if new financing is made available to us, it may not be available on terms acceptable to us.

                         Risks Related to Our Operations

Major lawsuits have been brought against us and certain of our subsidiaries, and there are currently pending both civil and criminal investigations by the U.S. Securities and Exchange Commission and the United States Attorney. Any criminal conviction against us may result in the loss of licenses that are material to the conduct of our business, which would have a negative effect on our financial condition, results of operations and cash flows.

         There are currently pending both civil and criminal governmental investigations by the SEC and the United States Attorney concerning our financial reporting and other matters. In addition, an investigation has also been commenced by the U.S. Department of Labor concerning our employee benefit plans, including our principal 401(k) plan, which permitted employees to purchase our common stock. Purchases of our common stock under the plan were suspended in October 1999. In January 2001, we appointed an independent trustee to represent the interests of these plans in relation to the company and to investigate possible claims the plans may have against us. Both the independent trustee and the Department of Labor have asserted that the plans may have claims against us. These investigations are ongoing and we cannot predict their outcomes. If we were convicted of any crime, certain contracts that are material to our operations may be revoked, which would have a material adverse effect on our results of operations and financial condition. In addition, substantial penalties, damages, or other monetary remedies assessed against us could also have a material adverse effect on our results of operations, financial condition and cash flows.

         Given the size and nature of our business, we are subject from time to time to various lawsuits which, depending on their outcome, may have a negative impact on our results of operations, financial condition and cash flows.

We are substantially dependent on a single supplier of pharmaceutical products and our other suppliers to sell products to us on satisfactory terms.

         We obtain approximately 93% of our pharmaceutical supplies from a single supplier, McKesson HBOC, Inc., pursuant to a long-term contract. Pharmacy sales represented approximately 59.5% of our total sales during fiscal 2001, and, therefore, our relationship with McKesson HBOC is important to us. Any significant disruptions in our relationships with our suppliers, particularly our relationship with McKesson HBOC would make it difficult for us to continue to operate our business, and would have a material adverse effect on our results of operations and financial condition.

Our internal accounting systems and controls may be insufficient.

         An audit of our financial statements for fiscal years 1999 and 1998, following a previous restatement, concluded in July 2000 and resulted in an additional restatement of fiscal years 1999 and 1998. Following its review of our books and records, our management concluded that further steps were needed to establish and maintain the adequacy of our internal accounting systems and controls. In connection with the above audits of our financial statements, Deloitte & Touche LLP advised us that it believed there were numerous "reportable conditions" under the standards established by the American Institute of Certified Public Accountants which relate to our accounting systems and controls and could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. In order to address the reportable conditions identified, we are developing and implementing comprehensive, adequate and reliable accounting systems and controls which address the reportable conditions identified by Deloitte & Touche LLP. If, however, we determine that our internal accounting systems and controls require additional improvements beyond those identified, we may need to commit substantial resources, including time from our management team, to implement new systems and controls.

We cannot assure you that management will be able to successfully manage our business or successfully implement our strategic plan.

         In December 1999, we hired a new management team. Our management team has considerable experience in the retail industry. Nonetheless, we cannot assure you that our management will be able successfully to manage our business or successfully implement our strategic business plan.

We are dependent on our management team, and the loss of their services could have a material adverse effect on our business and the results of our operations or financial condition.

         The success of our business is materially dependent upon the continued services of our chairman and chief executive officer, Robert G. Miller, and the other members of our management team. The loss of Mr. Miller or other key personnel due to death, disability or termination of employment could have a material adverse effect on the results of our operations or financial condition, or both. Additionally, we cannot assure you that we will be able to attract or retain other skilled personnel in the future.

We need to continue to improve our operations in order to improve our financial condition, but our operations will not improve if we cannot continue to effectively implement our business strategy.

         Our operations during fiscal 2000 were adversely affected by a number of factors, including our financial difficulties, inventory shortages, allegations of violations of the law, including drug pricing issues, problems with suppliers and uncertainties regarding our ability to produce audited financial statements. To improve operations, new management developed and in fiscal 2001 had been implementing and continues to implement, a business strategy to improve the pricing of products, provide more consistent advertising through weekly, national circulars, eliminated inventory shortages and out-dated inventory, shortages, resolved issues and disputes with our vendors, developed programs intended to enhance customer relationships and provide better service and continue to improve our stores and the product offerings within our stores. If we are not successful in implementing our business strategy, or if our business strategy is not effective, we may not be able to continue to improve our operations. Failure to continue to improve operations would adversely affect our ability to make principal or interest payments on our debt.

The additional unregistered shares of common stock that we issued may depress the market price of our common stock because we have agreed to register those shares under the Securities Act to enable the holders of the shares to sell them.

         We are obligated to register the shares of our common stock that we issued in various transactions. In addition, we are obligated to register the 61,095,219 shares of our common stock underlying (as of March 31, 2001) the series B convertible preferred stock that we issued in October 1999 and the 2,500,000 shares of our common stock underlying the warrant issued to J.P. Morgan Ventures Corporation on October 1999. As of May 17, 2001, we have also agreed to register an aggregate of approximately 111,000,000 shares of our common stock that we issued or agreed to issue in various debt for equity exchanges. In addition, we expect to agree to register a significant number of additional shares of our common stock pursuant to the refinancings of our debt described under "Recent Event," and we may agree to register additional shares in the future pursuant to additional refinancings. The possible public sale of such large numbers of shares may have an adverse effect on the market price of our common stock.

                          Risks Related to Our Industry

The markets in which we operate are very competitive and further increases in competition could adversely affect us.

         We face intense competition with local, regional and national companies, including other drug store chains, independent drug stores, supermarkets and mass merchandisers. We may not be able to effectively compete against them because our existing or potential competitors may have financial and other resources that are superior to ours. In addition, we may be at a competitive disadvantage because we are more highly leveraged than our competitors. We believe that the continued consolidation of the drugstore industry will further increase competitive pressures in the industry. As competition increases, a significant increase in general pricing pressures could occur which would require us to increase our sales volume and to sell higher margin products and services in order to remain competitive. We cannot assure you that we will be able to continue effectively to compete in our markets or increase our sales volume in response to further increased competition.

Changes in third-party reimbursement levels for prescription drugs could reduce our margins and have a material adverse effect on our business.

         Sales of prescription drugs, as a percentage of sales, have been increasing and we expect them to continue to increase. In fiscal 2001, we were reimbursed by third-party payors for approximately 90.3% of all of the prescription drugs that we sold. These third-party payors could reduce the levels at which they will reimburse us for the prescription drugs that we provide to their members. Furthermore, if Medicare is reformed to include prescription benefits, Medicare may cover some of the prescription drugs that we now sell at retail prices, and we may be reimbursed at prices lower than our current retail prices. If third-party payors reduce their reimbursement levels or if Medicare covers prescription drugs at reimbursement levels lower than our current retail prices, our margins on these sales would be reduced, and the profitability of our business and our results of operations and financial condition could be adversely affected.

We are subject to governmental regulations, procedures and requirements; our noncompliance or a significant regulatory change could hurt our business, the results of our operations or our financial condition.

         Our pharmacy business is subject to federal, state, and local regulation. These include local registrations of pharmacies in the states where our pharmacies are located, applicable Medicare and Medicaid regulations, and prohibitions against paid referrals of patients. Failure to properly adhere to these and other applicable regulations could result in the imposition of civil and criminal penalties and could adversely affect the continued operation of our business. Furthermore, our pharmacies could be affected by federal and state reform programs, such as health care reform initiatives which could, in turn, negatively affect our business. The passing of these initiatives or any new federal or state programs could adversely affect our business and our results of operations and financial condition.

Certain risks are inherent in the provision of pharmacy services; our insurance may not be adequate to cover any claims against us.

         Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other health care products. Although we maintain professional liability and errors and omissions liability insurance, we cannot assure you that the coverage limits under our insurance programs will be adequate to protect us against future claims, or that we will maintain this insurance on acceptable terms in the future.

Any adverse change in general economic conditions can adversely affect consumer-buying practices and reduce our sales of front-end products, which are our higher margin products.

         If the economy slows down and unemployment increases or inflationary conditions worry consumers, our consumers may decrease their purchases, particularly of products other than pharmaceutical products that they need for health reasons. We make a higher profit on our sales of front-end products than we do on sales of pharmaceutical products. Therefore, any decrease in our sales of front-end products will decrease our profitability.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         This registration statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict," "will" and similar expressions and include references to assumptions and relate to our future prospects, developments and business strategies.

         Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

         o  our high level of indebtedness;

         o our ability to make interest and principal payments on our debt and satisfy the other covenants contained in our credit facilities and other debt agreements;

         o our ability to complete the financial restructuring contemplated by our May 15, 2001 bank commitment letter;

         o our ability to improve the operating performance of our existing stores, and, in particular, our new and relocated stores in accordance with our management's long term strategy;

         o the outcomes of pending lawsuits and governmental investigations, both civil and criminal, involving our financial reporting and other matters;

         o competitive pricing pressures, continued consolidation of the drugstore industry, third-party prescription reimbursement levels, regulatory changes governing pharmacy practices, general economic conditions and inflation, interest rate movements, access to capital and merchandise supply constraints; and

         o our ability to further develop, implement and maintain reliable and adequate internal accounting systems and controls.

         We undertake no obligation to revise the forward-looking statements included in this registration statement to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in this registration statement under the section entitled "Risk Factors" herein.

                                 USE OF PROCEEDS

         The Company will not realize any proceeds from the sale of the Common Stock which may be sold pursuant to this prospectus for the respective accounts of the Selling Stockholders. The Company, however, will derive proceeds from the exercise of the options. All such proceeds will be available to the Company for working capital and general corporate purposes. No assurances can be given, however, as to when or if any or all of the Options will be exercised.

                              SELLING STOCKHOLDERS

         The following table sets forth information with respect to the beneficial ownership of Selling Stockholders based upon corporate records of the Company as of May 21, 2001. At May 14, 2001, the number of shares outstanding was 394,341,787.

         The inclusion in the table of any of the Selling Stockholders shall not be deemed to be admission that any such individuals are "affiliates" of the Company.

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                                                                                                    Percentage of
                                                                          Number of Shares to    Outstanding Shares
                            Number of Shares       Maximum Number of     be Beneficially Owned     to be Owned if All
    Name of Selling        Beneficially Owned     Shares which may be    if All Shares Offered      Shares Offered
    Stockholder (1)         Prior to Offering        Sold Hereunder       Hereby are Sold (2)     Hereby are Sold (2)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
17 Selling Stockholders           922,567               2,115,465              1,192,898                  *
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

---------------

*    Represents beneficial ownership of less than one percent.

(1) Each of the selling stockholders have been employed with the Company within the past three years.
(2) Beneficial ownership is determined in accordance with the Commission's rules and generally includes voting or investment power with respect to the securities. Under the Commission's rules, shares of common stock subject to options and warrants which are currently exercisable, or will become exercisable within 60 days of May 23, 2001 are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity.

                              PLAN OF DISTRIBUTION

         The selling stockholders may sell shares of Common Stock from time to time directly by or on behalf of the Selling Stockholder in one or more transactions on the New York Stock Exchange, Pacific Stock Exchange or on any stock exchange on which the Common Stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices or at negotiated prices. The Selling Stockholders may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders and/or purchasers of the shares or both. Such compensation as to a particular broker or dealer may be in excess of customary commissions.

         In connection with their sales, the Selling Stockholders and any participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act.

                                  LEGAL MATTERS

         The legality of the Common Stock which is registered for reoffer and resale has been passed upon for the Company by Elliot S. Gerson, Esq., Senior Executive Vice President and General Counsel of Rite Aid Corporation.

                                     EXPERTS

         The financial statements of the Company and its consolidated subsidiaries, except PCS Holding Corporation and subsidiaries which has been included in discontinued operations in such consolidated financial statements, as of March 3, 2001 and February 26, 2000, and for each of the three years in the period ended March 3, 2001, incorporated in this Registration Statement by reference, have been audited by Deloitte & Touche LLP as stated in their report which is incorporated herein by reference. The financial statements of PCS Holding Corporation and subsidiaries for the years ended February 26, 2000 and the thirty-six days ended February 27, 1999, not separately incorporated in this Registration Statement by reference herein, have been audited by Ernst & Young LLP, as stated in their report, which is incorporated herein by reference. Such financial statements of the Company and its consolidated subsidiaries are included herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent auditors.

                              Rite Aid Corporation


         No dealer, salesperson or any other person has been authorized to give any information or make any representations not contained in this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that any information contained herein is correct as of any time subsequent to its date.


               The date of this Reoffer Prospectus is May 25, 2001

                                     PART II

Item 3.  Incorporation of Documents by Reference

         The following documents, which have been filed with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in, and shall be deemed to be a part of, this Registration Statement:

         o The Company's Annual Report on Form 10-K for the year ended March 3, 2001, filed May 21, 2001; and

         o The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, dated July 18, 1991, filed by the Company to register such securities under the Exchange Act, including all amendments and reports filed for the purpose of updating such description.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold are incorporated by reference in this Registration Statement. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Registration Statement.

Item 4. Description of Securities

         Not required to be filed with this Registration Statement.

Item 5. Interest of Named Experts and Counsel

         Not applicable.

Item 6. Indemnification of Directors and Officers

         Under Section 145 of the Delaware General Corporation Law ("DGCL"), a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (i) if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, a corporation may indemnify such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which that person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or other such court shall deem proper. To the extent that such person has been successful on the merits or otherwise in defending any such action, suit or proceeding referred to above or any claim, issue or matter therein, he or she is entitled to indemnification for expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. The indemnification and advancement of expenses provided for or granted pursuant to Section 145 is not exclusive of any other rights of indemnification or advancement of expenses to which those seeking indemnification or advancement of expenses may be entitled, and a corporation may purchase and maintain insurance against liabilities asserted against any former or current director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether or not the power to indemnify is provided by the statute.

         Article Tenth of the Company's Certificate of Incorporation and Article VII of the Company's By-laws provide for the indemnification of its directors and officers as authorized by Section 145 of the DGCL.

         The directors and officers of the Company and its subsidiaries are insured (subject to certain exceptions and deductions) against liabilities which they may incur in their capacity as such including liabilities under the Securities Act, under liability insurance policies carried by the Company.

Item 7. Exemption from Registration Claimed

         The restricted securities to be reoffered and resold pursuant to this Registration Statement were issued under the 1990 Omnibus Stock Incentive Plan, the 2000 Omnibus Equity Plan and individual employment agreements and in transactions exempt from registration pursuant to Section 4(2) of the Securities Act.

Item 8.  Exhibits

  Exhibit No.            Description
  -----------            -----------
  4.1*                   1990 Omnibus Stock Incentive Plan
  4.2**                  1999 Stock Option Plan
  4.3***                 2000 Omnibus Equity Plan
  4.4**                  2001 Stock Option Plan
  4.5                    Employment Agreement by and between Rite Aid Corporation and Don Davis, made as of January 28, 2000
  4.6**                  Employment Agreement by and between Rite Aid Corporation and Christopher Hall
  4.7****                Rite Aid Corporation Restricted Stock and Stock Option Award Agreement, made as of December 5, 1999, by and between Rite Aid Corporation and David Jessick
  4.8                    Employment Agreement by and between Rite Aid Corporation and Keith Lovett, made as of May 1, 2000
  4.9****                Rite Aid Corporation Restricted Stock and Stock Option Award Agreement, made as of December 5, 1999, by and between Rite Aid Corporation and Robert G. Miller.
  4.10****               Rite Aid Corporation Restricted Stock and Stock Option Award Agreement, made as of December 5, 1999, by and between Rite Aid Corporation and Mary F. Sammons.
  4.11****               Rite Aid Corporation Restricted Stock and Stock Option Award Agreement, made as of December 5, 1999, by and between Rite Aid Corporation and John T. Standley.

  Exhibit No.            Description
  -----------            -----------
  4.12                   Employment Agreement by and between Rite Aid Corporation and Marty Tassoni, made as of March 15, 2000
  4.13                   Employment Agreement by and between Rite Aid Corporation and Murray Todd, made as of March 6, 2000
  5.1                    Opinion of Counsel
  23.1                   Consent of Deloitte & Touche LLP
  23.2                   Consent of Ernst & Young LLP
  24.1                   Power of Attorney (included on signature page)

------------
* Incorporated by reference from the Company's Form S-8, filed on July 12, 1996.
** Incorporated by reference from the Company's Annual Report on Form 10-K, filed on May 21, 2001.
*** Incorporated by reference from the Company's Annual Report on Form 10-K, filed on July 11, 2000.
**** Incorporated by reference from the Company's Definitive Proxy Statement on
     Schedule 14A, filed on October 24, 2000.

Item 9. Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                  Statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Camp Hill, Pennsylvania, on this 23rd day of May, 2001.

                                     RITE AID CORPORATION


                                     By: /s/ Robert G. Miller
                                         --------------------------------------
                                     Name:   Robert G. Miller
                                     Title:  Chairman of the Board of Directors
                                             and Chief Executive Officer

                                POWER OF ATTORNEY

         We, the undersigned officers and directors of Rite Aid Corporation and each of us, do hereby constitute and appoint Elliot S. Gerson and Christopher Hall jointly, as our true and lawful attorneys and agents, with full power of substitution and resubstitution, to do any and all acts and things in our name and behalf in any and all capacities and to execute any and all instruments for us in our names, in connection with this Registration Statement or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto; and we hereby ratify and confirm all that said attorneys and agents, or their substitutes, shall do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

                   Signatures                                   Title                          Date
                   ----------                                   -----                          ----
            /s/  Robert G. Miller                  Chairman of the Board of                May 23, 2001
-------------------------------------------        Directors and Chief Executive
Robert G. Miller                                   Officer)

           /s/ Mary F. Sammons                     President, Chief Operating              May 23, 2001
-------------------------------------------        Officer, and Director
Mary F. Sammons

           /s/ John T. Standley                    Chief Financial Officer and             May 23, 2001
-------------------------------------------        Senior Executive Vice President
John T. Standley

           /s/ Kevin Twomey                        Chief Accounting Officer and            May 23, 2001
-------------------------------------------        Senior Vice President
Kevin Twomey

           /s/ William J. Bratton                  Director                                May 23, 2001
-------------------------------------------
William J. Bratton

           /s/ Alfred M. Gleason                   Director                                May 23, 2001
-------------------------------------------
Alfred M. Gleason

           /s/ Leonard I. Green                    Director                                May 23, 2001
-------------------------------------------
Leonard I. Green

           /s/ Nancy A. Lieberman                  Director                                May 23, 2001
-------------------------------------------
Nancy A. Lieberman

           /s/ Stuart M. Sloan                     Director                                May 23, 2001
-------------------------------------------
Stuart M. Sloan

         /s/ Jonathan D. Sokoloff                  Director                                May 23, 2001
-------------------------------------------
Jonathan D. Sokoloff

         /s/ Leonard Stern                        Director                                May 23, 2001
-------------------------------------------
Leonard N. Stern

        /s/ Gerald Tsai, Jr.                      Director                                May 23, 2001
-------------------------------------------
Gerald Tsai, Jr.

                                INDEX TO EXHIBITS

  Exhibit No.            Description
  -----------            ------------
  4.1*                   1990 Omnibus Stock Incentive Plan
  4.2**                  1999 Stock Option Plan
  4.3***                 2000 Omnibus Equity Plan
  4.4**                  2001 Stock Option Plan
  4.5                    Employment Agreement by and between Rite Aid Corporation and Don Davis, made as of January 28, 2000
  4.6**                  Employment Agreement by and between Rite Aid Corporation and Christopher Hall
  4.7****                Rite Aid Corporation Restricted Stock and Stock Option Award Agreement, made as of December 5, 1999, by and between Rite Aid Corporation and David Jessick
  4.8                    Employment Agreement by and between Rite Aid Corporation and Keith Lovett, made as of May 1, 2000
  4.9****                Rite Aid Corporation Restricted Stock and Stock Option Award Agreement, made as of December 5, 1999, by and between Rite Aid Corporation and Robert G. Miller.
  4.10****               Rite Aid Corporation Restricted Stock and Stock Option Award Agreement, made as of December 5, 1999, by and between Rite Aid Corporation and Mary F. Sammons.
  4.11****               Rite Aid Corporation Restricted Stock and Stock Option Award Agreement, made as of December 5, 1999, by and between Rite Aid Corporation and John T. Standley.
  4.12                   Employment Agreement by and between Rite Aid Corporation and Marty Tassoni, made as of March 15, 2000
  4.13                   Employment Agreement by and between Rite Aid Corporation and Murray Todd, made as of March 6, 2000
  5.1                    Opinion of Counsel
  23.1                   Consent of Deloitte & Touche LLP
  23.2                   Consent of Ernst & Young LLP
  24.1                   Power of Attorney (included on signature page)
------------

* Incorporated by reference from the Company's Form S-8, filed on July 12, 1996.
** Incorporated by reference from the Company's Annual Report on Form 10-K, filed on May 21, 2001.
*** Incorporated by reference from the Company's Annual Report on Form 10-K, filed on July 11, 2000.
**** Incorporated by reference from the Company's Definitive Proxy Statement on
     Schedule 14A, filed on October 24, 2000.